PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Wharton Midmarket Securities Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27 Brook Road
(No. and Street)

Woodbridge	**CT**	**06525**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Harrigan	**203-606-9696**	paul@whartonmidmarketadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130	**MAITLAND**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____PAUL HARRIGAN_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____WHARTON MIDMARKET SECURITIES IN_____ as of _____2/27_____, 2624 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____Paul Harrigan_____

Title: _____PRESIDENT._____

_____Douglas P. Harrigan_____
Notary Public   comm exp 11/09/27

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



WHARTON MIDMARKET SECURITIES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2023



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Wharton MidMarket Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wharton MidMarket Securities Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Wharton MidMarket Securities Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wharton MidMarket Securities Inc.'s management. Our responsibility is to express an opinion on Wharton MidMarket Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wharton MidMarket Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Wharton MidMarket Securities Inc.'s auditor since 2015.

Maitland, Florida

February 20, 2024


Wharton MidMarket Securities, Inc.
Statement of Financial Condition
December 31, 2023

Assets


Current assets

Cash	$	3,000
Clearing Deposit		25,000
Total Current Assets		28,000
Total Assets	$	28,000


Liabilities and Shareholder's Equity


Current Liabilities

Accounts Payable	6,325
Total Liabilities	6,325


Shareholder's Equity


Common Stock – no par value 20,000 shares authorized, 100 shares issued and outstanding	35,000
Additional Paid In Capital	486,856
Retained Earnings (Deficit)	(500,181)
Total Equity	21,674
Total Liabilities and Shareholder's Equity	$ 28,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Wharton MidMarket Securities, Inc. ("the Company") is registered as a broker and dealer. It is a Connecticut corporation organized on March 8, 2013. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company emphasizes mergers and acquisitions, and consulting on mergers and acquisitions. The company was approved in 2016 for retail business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a sub chapter S corporation and is treated as such for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the shareholders of the company, and not taxed at the company level. Therefore, no provision of liability for federal or state income taxes are required in these financial statements. The Company accounts for potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's tax returns from 2021, 2022 and 2023 remain open and are subject to regulatory examination.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the accrual method for tax accounting purposes.

Cash and Cash Equivalents

For the purpose of reporting statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal penalties and restrictions, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balance in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of these limits. The Company had no uninsured cash balances December 31, 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Significant Judgments

Revenue for contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required whether performance obligations are satisfied at a point in time or over time how to allocate transaction prices where multiple multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; whether constraints on variable consideration should be applied due to uncertain future events.

M&A Advisory Fees

The Company provides merger and acquisition advisory services. Revenue from advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under s specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected a contract liabilities. At December 31, 2023 all performance obligations were satisfied.

Depreciation

The Company uses MACRS depreciation and follows Section 179 rules for expensing capital assets for both book and tax purposes. Depreciation expense was $0 for the year ended December 31, 2023.

NOTE 3 -401K

Wharton MidMarket Securities Inc. (WMMS) offers employees participation in a 401k retirement plan. WMMS contributions to the 401k plan are voluntary and can be stopped at any time without obligation. In 2023 WMMS contributed $43,500 to the Company's 401k plan as the company's voluntary contribution for tax years 2023.

NOTE 4 – RELATED PARTIES

Wharton MidMarket Securities Inc (WMMS) is owned by its President Paul Harrigan. Mr. Harrigan also is the sole owner of Wharton MidMarket Advisors LLC (WMMA). For the year ending December 31, 2023, the Company paid $0 and owes $0 in management services pursuant to a verbal agreement. WMMS from time to time will reimburse Mr. Harrigan and WMMA for expenses.

NOTE 5 – RAYMOND JAMES RESERVE ACCOUNT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James and Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2023 consisted of a cash sweep account in the Raymond James Bank Deposit Program.

NOTE 6 - CONCENTRATIONS

Cash

The Company maintains its cash in bank deposits accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced any losses in such accounts.

Customers

For the period January 1, 2022 through December 31, 2022 the Company's revenue came from one customer.

NOTE 7 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule Rule 15c3-1 which requires the maintenance of minimum net capital balance and requires that the Company's aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31 2023 the Company's net capital was $21,674 compared to $5,000 required. The Company's aggregate indebtedness to net capital was 0.29 to 1.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2024 which is the date the financial statements were available to be issued.

NOTE 10 – COMPANY CONDITION

The Company has a loss for the year ended December 31, 2023, and has received capital contribution from its stockholder for working capital. The Company stockholder has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.